
05009558

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Electric Power Development Co Ltd

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 34827   FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/11/05

April 1, 2005
Electric Power Development Co., Ltd.

Summary of the J-POWER Group Management Plan for FY2005

J-Power was listed on the First Section of the Tokyo Stock Exchange in October, 2004 and became a fully privatised company. In the midst of electricity deregulation in Japan, we achieved significant results through our own ideas and efforts, and responded to the expectations of shareholders by increasing the value of our business. With the harmonization of energy and the environment as our mission, we are contributing to the sustainable development of society. Our Management Plan for FY2005 consists of a Three-Year Plan, covering FY2005 to FY2007. Hereafter, we will make announcements after reviewing the plan in light of changes in the business climate.

1. Business Development

(1) Wholesale electricity business

- Electricity wholesaling is the core business of our company and makes up the largest portion of our earnings. It accounts for over 90% of sales. We endeavor to provide stable, trouble free operations and improve upon efficiency, as well as to supply electricity as a product that appeals to customers from the perspective of both quality and value.
- We aim to reinforce our competitiveness in electricity wholesaling, and to promote new businesses as the Third Phase of the Restructure Plan implemented in 2001 draws to a close in its final year.
- Construction of the Isogo New No.2 thermal power plant will commence from this August.

<Summary of the Isogo New No.2 Project>

Location	Yokohama City, Kanagawa Prefecture
Capacity	600MW
Fuel	Coal (imported)
Operation	July 2009

(2) New Power Projects related to Deregulation

- We are developing IPP projects and electricity sales to PPSs (see below).
- We are preparing to start transactions at newly established JEPX, a wholesale power exchange.
- As an owner and operator of transmission lines, we have responded appropriately to regulations on conduct based on the new system.

<Projects for which Business Operations Commence this Fiscal Year>

Project Name	Tosa Electric Power (IPP)	Bay Side Energy Ichihara Power	Mihama Seaside Power
Location	Kochi City, Kochi Prefecture	Ichihara City, Chiba Prefecture	Chiba City, Chiba Prefecture
Capacity	150MW	108MW	105MW
Fuel	Coal	Natural Gas	Natural Gas
Ownership	45%	100%	50%
Business Partner	Shikoku Electric Power Co., Inc. Taiheiyo Cement Corporation	(Sole Participant)	Diamond Power Corporation
Operation	April 2005	April 2005	October 2005 (projected)

(3) Oma Nuclear Power Project

- With construction set to begin next fiscal year, we will deal appropriately with national safety inspections and the like.
- With safety as the top priority, we will endeavor to strengthen quality assurance and develop nuclear power public relations activities.

<Oma Nuclear Power Project Summary>

Location	Oma, Aomori Prefecture
Capacity	1,383MW
Nuclear Reactor Model	MOX-ABWR (Mixed Oxide-Advanced Boiling Water Reactor)
Operation	March 2012

(4) Overseas Power Business

- Results over the past six years include twelve projects with an output of 2,835MW that have been put into operation. We are steadily improving upon performance while paying close attention to this second core business (see new projects below).
- We plan to develop business in China and the United States, while Southeast Asia will remain as our focal point. We will make every effort to strengthen information gathering and local activities, and have expanded overseas bases such as our base in Chicago, USA.

<Major New Projects>

Project Name	Kaeng Khoi #2 Gas-Fired Power	CBK Hydroelectric Power
Location	Thailand	Philippines
Capacity	1,468MW	728MW
Fuel	Natural Gas	Hydroelectric Power (1 pumped-storage and 2 conventional sites)
Ownership	49%	50%
Operation	Unit No. 1, March 2007, Unit No. 2, March 2008	(Already in operation)

(5) New Business Creation

➡ By applying our experience in growing the electric power business we aim to achieve results in a variety of businesses.

Wind Power	Environment/Recycling	PFI/PPP	Coal Trading
We boast the predominant share in the domestic market. This fiscal year we will commence construction of the country's largest facility, the Koriyama Nunobiki-kogen wind power.	Following projects are ongoing: The Omuta RDF power in Japan, Biomass fuel projects in Thailand, and Mixed combustion biomass fuels at our coal-fired power plant in Japan under demonstration test.	Participation in the following projects have been finalized: the Samukawa waste-water processing plant, the Narumi water purification plant, and the Edogawa purification plant.	As the largest thermal coal consumer in Japan, we are looking into the use of our repository of knowledge and experience in business, including coal sales and the like.

(6) Research and Developments

➡ Centering on the coal gasification test project (EAGLE) being conducted at the Wakamatsu Research Institute, we are engaging actively in the development of highly efficient generation technology so as to respond to global warming issues.

➡ We are investigating the development of new types of power sources and raw materials that will tie-in with next-generation businesses.

2. Response to Environmental Issues

➡ As a company that focuses on providing stable energy at a fair price through the effective use of coal resources, we are actively engaged in increasing power generation efficiency



and in the development of technology with an eye toward being in harmony with the environment.

- While utilizing Kyoto Mechanisms such as the Clean Development Mechanism that have come into effect with the acceptance of the Kyoto Protocol, we are pursuing economically rational countermeasures on a global scale.
- By year-end, we will formulate and implement a concrete action plan for the "J-POWER Group Environmental Management Vision."

3. Strengthening the Financial Structure

- We are planning to strengthen our financial structure in preparation for the dawning of a new competitive era. In the short-term, we aim to achieve a consolidated shareholders' equity ratio of 20%, and will target further increases.
- We recognize that the procurement of the necessary funds for large-scale facilities such as Oma Nuclear Power is an important issue. We aim to allocate cash flow appropriately and obtain the most suitable financing available.

4. Vital Organizations and People

- Our company and its subsidiaries have established a new power plant maintenance system that links all of the companies, and aim at further efficient maintenance.
- Through staff training under the Career Development Program, the growth of each individual employee is tied to the growth of the Group.
- As a business operating electric power facilities amid a continual chain of natural disasters, we aim to provide for adequate crisis management as well as a disaster prevention system.

Management Targets

In accordance with the expectation of shareholders, we are continually adding value to our company through further cost containment as well as the development of business in growth sectors.

(Consolidated Ordinary Income) Over ¥55,000 million (Average from FY2005 to FY2007)

(Consolidated Shareholders' Equity Ratio) 23 % (End of FY2007)

(Group Employees) 6,000 Employees (End of FY2005)

(Summary English tranlation)

Consolidated Financial Statements (Unaudited)
(for the Year Ended March 31, 2005)

May 13, 2005

Electric Power Development Co., Ltd. (J-POWER)
Address : 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange : Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211
Adoption of US Accounting Standards : None

1 . Business Performance (From April 1, 2004 to March 31, 2005)

(1) Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit : million yen %	Unit : million yen %	Unit : million yen %
Year ended Mar.31, 2005	594,375 (4.3)	111,885 (△15.3)	57,093 (28.5)
Year ended Mar.31, 2004	569,854 (△ 2.4)	132,138 (△ 1.5)	44,446 (25.1)

	Net Income	Net Income per Share	Fully Diluted Net Income per Share
	Unit : million yen %	yen	yen
Year ended Mar.31, 2005	35,559 (28.7)	255.01	—
Year ended Mar.31, 2004	27,623 (33.3)	304.88	—

	Net Income/ Shareholder's Equity	Ordinary Income / Total Assets	Ordinary Income / Operating Revenues
	%	%	%
Year ended Mar.31, 2005	9.5	2.8	9.6
Year ended Mar.31, 2004	10.5	2.1	7.8

(Notes)

① Investment profit and loss in the equity method :
Year ended Mar.31, 2005 : △1,311 million yen
Year ended Mar.31, 2004 : 804 million yen

② Average number of shares outstanding :
Year ended Mar.31, 2005 : 138,807,912 shares
Year ended Mar.31, 2004 : 90,167,869 shares

③ Changes in accounting methods : Yes (Early adoption of a new accounting standard for the impairment of fixed assets)

④ Figures in brackets are changes in percentage from the previous periods.

(2) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit : million yen	Unit : million yen	%	yen
Year ended Mar.31, 2005	2,021,655	391,327	19.4	2,818.04
Year ended Mar.31, 2004	2,076,107	359,645	17.3	2,590.00

(Notes) Number of shares outstanding :
Year ended Mar.31, 2005 : 138,807,519 shares
Year ended Mar.31, 2004 : 138,808,000 shares

(3) Statements of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of period
	Unit : million yen	Unit : million yen	Unit : million yen	Unit : million yen
Year ended Mar.31, 2005	172,637	△60,586	△111,798	30,221
Year ended Mar.31, 2004	179,948	△64,507	△147,516	27,673

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries : 18

Number of non-consolidated subsidiaries accounted for by the equity method : 0

Number of affiliates accounted for by the equity method : 15

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated	(New) :	8	(Exception) :	3
Equity Method	(New) :	4	(Exception) :	0

2. Forecast for the Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Six months ending Sep.30,2005	approximately 285,000	approximately 31,000	approximately 20,000
Year ending Mar.31, 2006	approximately 578,000	approximately 55,000	approximately 36,000

(Reference) Projected net income per share (Annual) : approximately 259.35 yen

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

Corporate Group

The J-POWER Group is comprised of J-POWER (Electric Power Development Co., Ltd.), 47 subsidiaries, and 48 affiliated companies (as of March 31, 2005). Its main business is the supply of electric power. The group's "other businesses" complement the electric power business. Electric power related businesses contribute to the smooth and efficient implementation of the electric power business, and diversified businesses utilize the management resources and expertise of the J-POWER Group.

There were no significant changes in businesses operated by the J-POWER Group during fiscal 2004 (ended March 31, 2005).

The following two business segments are consistent with the business segment classifications in the section titled Segment Information.

Electric Power

J-POWER is engaged in a wholesale power business involving the supply of electricity to Japan's ten EPCOs, the regional general electric utilities that supply electricity to general retail customers, from the hydroelectric, thermal and other types of power plants owned by the company. In addition, we are engaged in power consignment, which involves providing transmission and transformation facilities that J-POWER owns to nine EPCOs, the exception being Okinawa Electric Power Co., Inc. The main features of each type of facility are as follows.

Hydroelectric generation: Following the Company's establishment, we developed large-scale hydroelectric power plants. We own hydroelectric power generation facilities with a total generation capacity of 8,550MW. These facilities are capable of handling changes in power demand rapidly. Consequently, they are used primarily during the daytime when there is an increase in power demand.

Thermal generation: We specialize in coal-fired thermal power, and own the largest coal-fired thermal power facilities in Japan, with a total generation capacity of 7,810MW. Due to the low cost per calorie of foreign coal relative to other fossil fuels and to its being used as the resource that supports the primary portion of power demand, we can say that facility usage efficiency is high and that it this is a highly economical source of electricity.

Transmission: We own core transmission lines (with a total length of 2,407 kilometers) that link the supply regions of the 9 EPCOs. These include lines between Hokkaido and Honshu, Honshu and Shikoku, and Honshu and Kyushu. We also own frequency converter station that links areas with differing frequencies Eastern and Western Japan.

In addition, J-POWER's subsidiaries and affiliated companies are engaged in wind power generation, the wholesale supply of electric power to EPCOs by independent power producers, or IPPs, and the wholesale supply of electric power to companies that supply electricity to power producers and suppliers, or PPSs.

Principal affiliates:

Green Power Kuzumaki Co., Ltd., Dream-Up Tomamae Co., Ltd., Green Power Aso Co., Ltd., ITOIGAWA POWER Inc., Nagasaki-Shikamachi Wind Power Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., J-Wind TAHARA Ltd., Ichihara Power Co., Ltd., and Bay Side Energy Co., Ltd.

Other Businesses

Electric power-related businesses:

We are engaged in businesses that complement the electric power business and contribute to its smooth and efficient implementation.

Design, construction, and maintenance of facilities

Design, construction, inspection and maintenance, and repair of electric power facilities such as power plants, as well as port operation relating to fuel and coal ash

Supply of fuel for power generation

Coal mine development, coal importation and transportation

Services

Management of welfare facilities, computing services, etc.

Diversified Businesses

Utilizing the group's management resources and expertise, J-POWER Group is engaged in the business of investing in overseas power generation, new power businesses in Japan such as waste-fueled power generation and co-generation, environmental businesses such as overseas afforestation, telecommunications businesses, and domestic and overseas engineering and consulting.

Principal affiliates:

JPOWER GENEX CAPITAL Co., Ltd., JPec Co., Ltd., JPHYTEC Co., Ltd., Kaihatsu Denshi Gijutsu Co., Ltd., EPDC CoalTech and Marine Co., Ltd., Kaihatsu Sekkei Consultant Co., Ltd., J-POWER RESOURCES Co., Ltd., J-POWER AUSTRALIA PTY. LTD., JP Business Service Corporation, and J-Power Investment Netherlands B.V.

The following diagram illustrates the business structure of the J-POWER Group.

Business Structure of J-POWER Group


Customers
Supply electric power
Electric Power Business
Wholesale power business
Filing company
Electric Power Development Co., Ltd. (J-POWER)
Other electric power businesses
Subsidiaries
OGreen Power Kuzumaki Co., Ltd
ODream-Up Tomamae Co., Ltd.
OGreen Power Aso Co., Ltd.
OITOIGAWA POWER Inc.
ONagasaki-Shikamachi Wind Power Co., Ltd.
ONikaho-kogen Wind Power Co., Ltd.
OJ-Wind TAHARA Ltd.
OIchihara Power Co., Ltd.
Bay Side Energy Co., Ltd.
2 other companies
Affiliates
OGENEX COMPANY, LIMITED
Mihama Seaside Power Co., Ltd.
J-Wind TOKIO Co., Ltd.
TOSA POWER Inc.
Provide financing and services
Provide financing and services
Other Businesses
Subsidiaries
Affiliates
Electric power-related
Management of affiliates
OJPOWER GENEX CAPITAL Co., Ltd.
Facility design, construction, and maintenance
OJPec Co., Ltd.
OJPHYTEC Co., Ltd.
OKaihatsu Denshi Gijutsu Co., Ltd.
OEPDC CoalTech and Marine Co., Ltd.
OKaihatsu Sekkei Consultant Co., Ltd.
12 other companies
Wind α Corporation
Nishi Kyushu Kyodo Kowan Co., Ltd.
Tachibana Karyoku Kyodo Kowan Co., Ltd.
Central Power Transmission Construction Co., Ltd.
Fuel supply for power generation
OJ-POWER RESOURCES Co., Ltd.
OJ-POWER AUSTRALIA PTY. LTD.
3 other companies
Services
OJP Business Service Corporation
1 other company
Diversified businesses
International businesses
OJ-Power Investment Netherlands B.V.
J-POWER North America Holdings Co., Ltd.
J-POWER USA Development Co., Ltd.
J-POWER INVESTMENT U.K. LIMITED.
BHARAT EPDC ENERGY PRIVATE LIMITED.
OGulf Electric Public Co., Ltd.
OGulf Cogeneration Co., Ltd.
OGulf Power Generation Co., Ltd.
OSamutprakarn Cogeneration Co., Ltd.
ONong Khae Cogeneration Co., Ltd.
OGulf Yala Green Co., Ltd.
OThaioil Power Co., Ltd.
OIndependent Power (Thailand) Co., Ltd.
OSEC HoldCo, S.A.
OChiahui Power Corporation
19 other companies
Environment and energy
Omuta Plant Service Co., Ltd.
Omuta Recycle Power Co., Ltd.
Kanamachi Purification Plant Energy Service Co., Ltd.
5 other companies
Telecommunications
Japan Network Engineering Co., Ltd.
Kawagoe Cable Vision Co.,Ltd.
Other
Kaihatsu Hiryo Co., Ltd.
Epure Co., Ltd.
2 other companies
Okutadami Kanko Co.,Ltd.
ASHCRETE CORPORATION
J-Spatio-Temporal Research Institute Limited.
Flow of financing and services ◎ Consolidated subsidiary ○ Equity method affiliate
No indicator: Non-consolidated subsidiary or non-equity method affiliate

Note: Companies that operate businesses in several business segments are listed in their main business segment.

Principal affiliated companies were subject to the following changes during fiscal 2004.

Parent Company

J-POWER Privatization Fund Co., Ltd., which was previously J-POWER's parent company, sold its entire shareholding in J-POWER and ceased to be its parent company when J-POWER listed its shares on the First Section of the Tokyo Stock Exchange on October 6, 2004. Please note that this company has already been dissolved.

Consolidated Subsidiaries

J-POWER reorganized group companies on April 1, 2004 in order to step up efforts to advance group-wide operations and reduce costs with the aim of enhancing the competitiveness of the wholesale power business. The following consolidated subsidiaries were affected by this reorganization. Denpatsu Holding Co., Ltd. was absorbed by J-POWER. EPDC Industrial Co., Ltd. merged with The Kaihatsu keisan Center Ltd. and the resulting company was named JP Business Service Corporation. Kaihatsu Koji Co., Ltd. absorbed the compensation division of Denpatsu Kankyo Ryokka Center Co., Ltd. and the hydroelectric, transmission, and substation division of Kaihatsu Denki Co., Ltd. and was renamed JPHYTEC Co., Ltd. Kaihatsu Denki Co., Ltd. absorbed the environmental afforestation division of Denpatsu Kankyo Ryokka Center Co., Ltd. and the power plant coal delivery and coal marine transport division of EPDC CoalTech and Marine Co., Ltd. and was renamed JPec Co., Ltd. J-POWER decided to dissolve Denpatsu Kankyo Ryokka Center Co., Ltd. on April 5, 2004 due to the foregoing reorganization, and its liquidation was completed on June 14, 2004.

Ichihara Power Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-Shikamachi Wind Power Co., Ltd., Green Power Aso Co., J-Wind TAHARA Ltd., and JPOWER GENEX CAPITAL Co., Ltd. were included as consolidated subsidiaries starting in fiscal 2004 due to the importance of these companies in J-POWER's medium to long-term business strategy. Non-equity method affiliate Dream-Up Tomamae Co., Ltd. became a consolidated subsidiary in fiscal 2004 as a result of purchasing the shares owned by Tomamae Town on July 27, 2004.

Equity Method Affiliates

GENEX COMPANY, LIMITED was included as an equity method affiliate starting in fiscal 2004 due to an increase in the importance of its impact on J-POWER's consolidated financial statements.

Gulf Electric Public Co., Ltd. established Gulf Energy Co., Ltd. and Gulf IPP Co., Ltd. for the gas-fired generation project in Kaeng Khoi, Thailand. Also, Gulf Electric Public Co., Ltd. established SPP General Services Co., Ltd. to provide plant services to Gulf Cogeneration Co., Ltd. and two other subsidiaries of Gulf Electric Public Co., Ltd. The three new companies were also included as equity method affiliates.

Management Policies

1. Basic Management Policies

On the basis of J-POWER's corporate philosophy of "aiming to ensure constant supplies of energy to contribute to the sustainable development of Japan and the rest of the world," we are striving to actively expand our business with a focus on the energy and environmental sectors. As reforms in the electric power industry are creating a more challenging business environment, we are also working to enhance the competitiveness of our wholesale power business and expand into new areas of business in an effort to become a stable growth company that is appealing to our stakeholders.

J-POWER aspires to achieve fair and transparent management, increase enterprise value through the foregoing activities, and meet the expectations of its various stakeholders.

2. Basic Policy on Profit Distribution

J-POWER recognizes the need to strengthen its financial position, and our basic policy on profit distribution is to continue paying a stable dividend while at the same time increasing internal reserves to enhance the company's fundamentals.

Internal reserves will be used to reduce interest-bearing debt and invest in new business in an effort to continue raising enterprise value.

We plan to review our basic approach to profit distribution in light of changes in the business environment as well as the status of our investments for growth and efforts to strengthen our financial position.

3. Business Environment and Current Challenges

(1) Business Environment

J-POWER achieved full privatization as a result of listing its shares on the First Section of the Tokyo Stock Exchange in October 2004, one year since the repeal of the Electric Power Development Promotion Law, which formed the basis of the company's founding.

Japan's electric power industry faces a major turning point in the trend toward deregulation due to an expansion in the scope of deregulation in the retail electricity market and the launch of the Japan Electric Power Exchange in April 2005. We expect competition in the electric power industry to grow more intense as a result of these changes.

J-POWER and the J-POWER Group are taking the following initiatives in response to this business environment.

(2) Enhancing Competitiveness of Wholesale Power Electricity Business and Maintaining Steady Growth In light of changes in the business environment, in its main wholesale power business J-POWER seeks to raise profitability by enhancing the competitiveness of existing facilities through cost reductions. As part of the Third Phase of the Restructure Plan initiated in fiscal 2001, we have been working to reform the group's management structure, enhance employee efficiency, reduce costs, strengthen our financial position, and achieve other plan objectives as we approach the final year of the plan in fiscal 2005.

For new facilities, we plan to begin construction of the Isogo New No. 2 thermal power plant in Kanagawa Prefecture in August 2005. The new 600-megawatt facility is scheduled to begin commercial operation in July 2009. Additionally, the government is currently conducting a safety review of our plans for the Oma nuclear power plant in Aomori Prefecture. We plan to begin building the 1,383-megawatt facility in August 2006 and commence commercial operations in March 2012. We aim to achieve optimal financing for these major capital expenditures by maintaining construction schedules, reducing construction costs, and appropriately allocating cash flow in raising funds.

(3) Stepping Up Efforts in New Electric Power Businesses and New Areas of Business

In its domestic electric power business J-POWER has participated in three wholesale power supply projects to provide 520 megawatts of power to EPCOs through IPPs and three wholesale power supply projects to provide 320 megawatts to PPSs. We also hope to help promote the sound development of news wholesale electric power markets by use of the Japan Electric Power Exchange.

In our overseas power generation business we are participating in 14 IPP projects in five countries and regions, primarily Asia, where high growth in electric power demand is anticipated. Commercial operations have commenced at 12 of these 14 projects and the output is 2,830 megawatts. Going forward, we aim to develop our overseas power generation business into a second mainstay business while appropriately managing risk.

J-POWER is involved in developing wind power energy as a part of its efforts to create new businesses. Seven wind power plants are now operating commercially while two others are still under construction. These facilities will have a combined output of 210 megawatts. We are also looking to create new profit sources in other areas of business by leveraging the J-POWER Group's core operational and technological competencies developed during a half century of conducting business both in Japan and overseas.

(4) Responding to Global Warming Issues

As the owner of several coal-fired thermal power plants, J-POWER is engaged in a wide range of activities to address the problem of global warming. In addition to steady progress on the Oma nuclear power plant, which will provide a carbon dioxide-free source of power, we are also developing wind power, waste power generation, and coal gasification technology and are pursuing projects overseas to give shape to flexibility measures in the Kyoto Protocol, such as Joint Implementation[1] and the Clean Development Mechanism[2].

(5) Management Targets

J-POWER has set management targets in "the FY 2005 J-POWER Group Management Plan" with the aim of achieving the objectives outlined in sections (2) through (4) above. The entire J-POWER Group is working together to enhance its profit-earning capacity by raising efficiency and to continuously increase enterprise value by expanding its business in areas with growth potential.

- Consolidated ordinary income: Over ¥55 billion average from fiscal 2005 to fiscal 2007
- Consolidated equity ratio : 23% at the end of fiscal 2007
- Group employees : 6,000 employees at the end of fiscal 2005

4. Corporate Governance

The J-POWER Group has taken a variety of initiatives in recognition of the extreme importance of enhancing corporate governance and ensuring strict compliance.

J-POWER has adopted an auditing framework comprised of 12 directors and 3 auditors. The number of directors was reduced from 13 to 12 to strengthen responsibility and authority and accelerate the decision-making process in June 2004.

The Board of Directors meets monthly in principle with auditors in attendance. Additional meetings are also held as needed. The Executive Committee meets weekly in principle to discuss matters addressed by the Board of Directors as well as the overall administrative policy of J-POWER's management and important matters concerning management of the company. This

[1] The Joint Implementation is a mechanism that allows advanced countries to jointly implement projects to reduce emissions, or remove carbon from the atmosphere and for the investing countries to earn credits from the emission reductions to help achieve their numerical targets.

[2] The Clean Development Mechanism allows advanced and developing countries to jointly implement projects to reduce greenhouse gases in the developing country and for the advanced country to earn credits for a portion of the reductions achieved.

contributes to swift and precise decision-making and efficient management of the company. Auditors also attend Executive Committee meetings, which helps reinforce the effectiveness of their auditing function. Moreover, internal audits by the Internal Audit & Legal Office help maintain smooth and proper administration of the company.

J-POWER's corporate governance structure and internal control system are shown below.


Shareholders' Meeting
Appointment/Dismissal
Appointment/Dismissal
Board of Directors
Executive Committee
President & CEO
Executive Directors
Audit of operations and accounts
Board of Corporate Auditors
Corporate Auditors
Appointment/Dismissal
Audit of accounts
Independent Auditors
Internal Audit & Legal Office (Compliance consultation point)
Compliance Action Committee
Internal organizations
Disclosure Committee

J-POWER established the Disclosure Committee, chaired by the president, in an effort to improve the accountability and transparency of the company's activities. This committee ensures the proactive, fair, and transparent disclosure of information about the Company. To enhance measures to counter non-compliance, we have prepared the Compliance Code to provide more specific standards of behavior for individual employees, including managers, in carrying out their duties. We have also established the Compliance Action Committee, chaired by an executive vice president, as an organization to swiftly handle compliance breaches and consider measures to prevent their recurrence.

Additionally, we established the Compliance Consultation Office within the Internal Audit & Legal Office as a venue for employees to discuss compliance issues they face.

We also appointed one outside auditor with no particular interest in the Company.

J-POWER has contracted with Ernst & Young Shin Nihon to provide auditing services in accordance with the Commercial Code Special Measures Law and the Securities and Exchange Law. Ernst & Young Shin Nihon has appointed three certified public accountants - Ikuzou Komatsu, who has provided audit services to J-POWER for 22 years, Nobutaka Motohashi, and Satoshi Tamai – to provide auditing services to J-POWER. Additional assistance is provided by eight certified public accountants and seven junior accountants

The executive compensation paid to J-POWER's directors and auditors and the auditing fees paid to its auditing firm during fiscal 2004 are presented below.

Executive compensation:

Directors' compensation	¥342 million
Auditors' compensation	¥55 million
Total	¥397 million

Auditing fees:

Audit certification fee	¥62 million
Other fees	¥4 million
Total	¥67 million

5. Matters Related to the Parent Company

J-POWER does not have a parent company.

Operating Results and Financial Standing

1. Operating Results

(1) Overview of Fiscal 2004 (ended March 31, 2005)

1) Quantity of Power Sold by the Electric Utilities

In fiscal 2004, industrial demand for electric power in Japan increased compared to the previous year as a result of demand from large-load customers in the machinery, steel, and chemical industries, reflecting the gradual economic recovery. Consumer demand was also higher thanks in part to an increase in air conditioning demand due to the record hot summer weather. As a result, combined industrial and consumer electric power demand increased compared to the previous year in fiscal 2004 for the first time in two years.

In this environment, the quantity of power sold (total of hydroelectric and thermal power) by J-POWER grew to 60.5 billion kWh, a 2.9% increase over the previous year. Hydroelectric power was up 3% to 11.2 billion kWh, as water flows were higher than last year, with the water supply rate rising from 109% to 118%. Sales of thermal power increased 2.9% to 49.3 billion kWh, underpinned by firm demand for electric power.

In other electric power businesses, the quantity of power sold jumped by 86.7% over the previous year to 1 billion kWh as a result of growth at existing consolidated subsidiary ITOIGAWA POWER Inc. as well as newly consolidated subsidiaries Ichihara Power Co., Ltd., Green Power Kuzumaki Co., Ltd., and five other wind power companies. As a result, total electric power sales rose 3.7% to 61.5 billion kWh.

2) Overview of Income and Expenditure

Consolidated sales (operating revenues) in fiscal 2004 grew 4.3% compared to the previous year to ¥594.4 billion. Ordinary revenues, which include non-operating revenues, rose 4.2% to ¥598.3 billion.

Despite a decline in personnel and depreciation expenses, operating expenses increased 10.2% compared to the previous year to ¥482.5 billion as a result of higher fuel expenses caused by high utilization of thermal power stations. Non-operating expenses fell 36.1% to ¥58.7 billion due to a sharp decline in interest paid, but ordinary expenses rose 2.2% to ¥541.2 billion.

As a result, ordinary income increased 28.5% compared to the previous year to ¥57.1 billion, and after a provision to the reserve for fluctuation in water levels resulting from the high water flows, net profit reached ¥35.6 billion, an increase 28.7% compared to the previous year.

An overview of income and expenditure itemized by business segment is shown below.

(Electric Utilities)

Electric power operating revenues grew 4.8% compared to the previous year to ¥548 billion in fiscal 2004. Despite lower transmission revenues as a result of the revision in charges, overall revenues increased due to a boost from high utilization of thermal power stations and the full-year operation of the expanded Okutadami and Otori Power Stations, which commenced operations in June 2003, as well as the contribution of sales at newly consolidated subsidiaries Ichihara Power Co., Ltd., Green Power Kuzumaki Co., Ltd., and five other wind power companies.

Despite a decline in personnel expenses and progress in fixed-rate depreciation, operating expenses increased 11.7% compared to the previous year to ¥431.7 billion due to an increase in fuel expenses caused by high utilization of thermal power stations, an increase in repair expenses as a result of routine inspections, and the addition of operating expenses of newly consolidated subsidiaries.

(Other Business)

Operating revenues from other business declined 1.1% compared to the previous year to ¥46.4 billion. Despite an increase in incidental business operating revenues at J-POWER, a decline in sales outside the group by consolidated subsidiaries resulted in an overall decline.

Operating expenses for other business edged down 0.9% compared to the previous year to ¥50.8 billion. Despite an increase in incidental business operating expenses at J-POWER, a decline in cost of sales resulting from lower sales to customers outside the group by consolidated subsidiaries resulted in an overall decline.

3) Dividends

J-POWER plans to pay a dividend of ¥60 per share in fiscal 2004, the same as in fiscal 2003.

(2) Outlook for Fiscal 2005

In fiscal 2005, on the basis of our Electric Power supply plan, we expect the quantity of hydroelectric power sold to decline 13.4% compared to the previous year to about 9.7 billion kWh and the quantity of thermal power sold to decline 13.8% to about 42.5 billion kWh.

Reflecting the decrease in the quantity of power sold, we expect consolidated sales to decline 2.8% compared to the previous year to around ¥578 billion and non-consolidated sales to decline 4.0% to about ¥525 billion. We expect consolidated ordinary income to decline 3.7% compared to the previous year to about ¥55 billion and non-consolidated ordinary income to decline 9.3% to about ¥43 billion.

2. Financial Standing

(1) Status of Assets, Liabilities, and Shareholders' Equity

Fixed assets decreased by ¥55.1 billion from end of the previous year to ¥1,890 billion at the end of fiscal 2004. Despite an increase in assets resulting from the new consolidation of Ichihara Power Co., Ltd. and other companies in fiscal 2004, fixed assets decreased as a result of progress in depreciation. After adding in current assets, total assets decreased by ¥54.4 billion to ¥2,021.7 billion at the end of fiscal 2004.

Total liabilities decreased by ¥86.8 billion from the end of the previous year to ¥1,629.1 billion at the end of fiscal 2004 due partly to the repayment of loans and bonds. Interest-bearing liabilities decreased by ¥94.9 billion to ¥1,498 billion.

Shareholders' equity increased by ¥31.7 billion from the end of the previous year to ¥391.3 billion at the end of fiscal 2004.

(2) Status of Consolidated Cash Flows

Cash and cash equivalents totaled ¥30.2 billion at the end of fiscal 2004, up from ¥27.7 billion at the end of fiscal 2003. This was the result of ¥172.6 billion in net cash provided by operating activities and ¥2.3 billion from new consolidation, less ¥60.6 billion in net cash used in investing activities, including for the acquisition of fixed assets, and ¥111.8 billion used in financing activities.

<Cash flows from operating activities>

Net cash provided by operating activities totaled ¥172.6 billion, down ¥7.3 billion, or 4.1%, compared to the previous year. Although operating revenues increased due to the high utilization of thermal power stations and other factors, the amount of net cash provided decreased as a result of progress in fixed-rate depreciation.

<Cash flows from investing activities>

Net cash used in investing activities totaled ¥60.6 billion, down ¥3.9 billion, or 6.1%, from the previous year. Despite an increase in construction costs at Ichihara Power Co., Ltd. and other subsidiaries newly consolidated in fiscal 2004, the amount of net cash used decreased due to an increase in the collection of loans from IPP companies associated with new businesses.

<Cash flows from financing activities>

Cash flows used in financing activities totaled ¥111.8 billion, down ¥35.7 billion, or 24.2%, compared to the previous year. Despite an increase in payments for the redemption of bonds (including Debt assumption), the amount of net cash used decreased due to a decline in repayments and income-based payments for short-term and long-term loans, an increase in proceeds from the issuance of bonds and commercial paper net of redemption payments, and the absence of proceeds from the issuance of stock in fiscal 2003.

(3) Trends in Cash Flow Indicators

	Fiscal 2000	Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004
Equity ratio	5.7%	6.6%	7.7%	17.3%	19.4%
Market value-based equity ratio	–	–	–	–	22.7%
No. of years required to redeem liabilities	14.6	10.0	11.3	8.9	8.7
Interest coverage ratio	1.9	2.9	1.9	2.1	3.3

Notes: Equity ratio: Shareholders' equity / total assets
Market value-based equity ratio: Market capitalization / total assets
No. of years required to redeem liabilities: Interest-bearing liabilities / operating cash flow
Interest coverage ratio: Operating cash flow / interest payments

* *Cash flow indicators are calculated using consolidated financial figures.*
* Market capitalization is calculated by multiplying the year-end closing stock price by the year-end number of shares outstanding (not including treasury stock).
* Market value-based shareholders' equity is omitted prior to fiscal 2004 because J-POWER listed its shares on the Tokyo Stock Exchange on October 6, 2004.
* Interest-bearing liabilities include bonds and long-term loans (both including liabilities due within one year), as well as short-term loans and commercial paper. Interest payments are calculated based on the amount of interest paid in the consolidated statements of cash flows.

3. Business and Other Risks

This section discusses the main potential risks related to J-POWER's financial position, business results, current and future business operations, and other matters. From the perspective of actively disclosing information to investors, this section also provides information to help investors understand business and other risks that the company does not necessarily consider significant. Statements about future matters are based on judgments at the time of this report's publication on May 13, 2005.

(1) Impact of Electric Power Deregulation on J-POWER's Prices and Business

J-POWER derives most of its operating revenues from wholesale power supply to Japan's ten EPCOs. Amid deregulation in the retail power sector, the EPCOs have been reducing their retail electricity rates. However, because our fees are calculated on a fair cost plus fair return on capital basis, we are not directly affected by the reduction in retail electricity rates. Nevertheless, EPCOs have been calling for a reduction in our fees, and if further deregulation results in a significant reduction in our fees, it could potentially have a material adverse effect on our results of operations.

Wholesale power trading on the Japan Electric Power Exchange commenced in April 2005. J-POWER is currently preparing to trade on wholesale power markets such as the Japan Electric Power Exchange. Although we presently do not expect a large amount of electricity to be traded on the exchange in the near term, an increase in the importance of exchange-traded power prices as a price indicator could potentially have an indirect effect on our fee levels. If the fees set in agreements between J-POWER and EPCOs are higher than price indicators, this could potentially have a material adverse effects on our results of operations.

(2) Delay or discontinue of our current power plant construction

Lower growth in electricity demand in recent years has prompted EPCOs to postpone or cancel new power plant development and to shut down inefficient thermal power plants on a long term or permanent basis. We have also postponed the start of commercial operations or cancelled the planned construction of power plants to supply EPCOs based on consultations with our EPCO clients. The cancellation of construction plans as a result of major changes in the operating environment or unforeseen circumstances could potentially have a material adverse effect on our results of operations.

(3) Global Warming

J-POWER has a large number of coal-fired thermal power plants, which emit relatively high amounts of carbon dioxide with respect to power output compared to power plants that use LNG and other fossil fuels. We have taken several initiatives to combat global warming both in Japan and overseas, but if the Japanese government establishes new regulations to achieve the greenhouse gas emission reduction targets in the Kyoto Protocol, which sets reduction targets for advanced countries and came into force in February 2005, this could potentially have a material adverse effect on our results of operations.

(4) New Electric Power Businesses and New Areas of Business

J-POWER is pursuing new initiatives both in Japan and overseas with the aim of creating new profit sources in new electric power businesses and new areas of business. However, these businesses may not generate the level of profits that we anticipate. Moreover, changes in our business plans or the suspension of operations could result in related expenses that could potentially have a meterial adverse effect on our results of operations. Overseas businesses also entail foreign exchange risk as well as country risk based on political instability and other factors.

(5) Raising Capital Funds

J-POWER expects it will need to raise a large amount of funds to build the Isogo New No. 2 thermal power plant and the Oma nuclear power plant, which are scheduled to commence operations during the next ten years. If we are unable to raise the required funds on acceptable terms and in a timely manner due to the condition of financial markets, the company's credit situation, or other factors at that time, then this could potentially have a material adverse effect on our business development and profitability.

(6) Oma Nuclear Power Plant Construction

J-POWER plans to steadily move forward with its plans to begin construction of the Oma nuclear power plant in August 2006 and commence operations in March 2012. However, any changes in our plans resulting from major changes in the operating environment or unforeseen circumstances could potentially affect our results of operations. Moreover, an accident either in Japan or overseas that causes society to lose confidence in nuclear power could potentially affect our construction plans.

Nuclear power generation entails risks associated with storing and handling radioactive material as well as risks common to other power generation facilities such as natural disasters and accidents. We will strive to avoid and mitigate these risks after commencing operations at the Oma nuclear power plant, but in the event that a risk factor occurs, it could potentially have a material adverse effect on our results of operations.

(7) Coal-Fired Thermal Power Plant Fuel

J-POWER's coal-fired thermal power plants use imported coal as their main source of fuel, and fuel costs are affected by price fluctuations. Coal prices are reflected in our electricity fees for EPCOs on a cost basis. These fees are generally revised every two years, though they are subject to annual revision if costs change significantly. As a result, fluctuations in coal prices have a limited impact on earnings.

(8) Natural Disasters and Accidents

Should a natural disaster, human error, terrorist activity, fuel supply stoppage, or other unforeseen circumstance result in major trouble at one of J-POWER's power plants, transmission or substation facilities, or with the information systems that control operations at these facilities, this could potentially hamper our business operations and consequently have a material adverse effect on the surrounding environment as well as our results of operations.

(9) Regulatory Requirements

J-POWER operates its mainstay wholesale power business in accordance with the regulations in the Electricity Utilities Industry Law. In addition to this law, our business operations are subject to a variety of other laws. If we are unable to comply with these laws and regulations, or if these laws and regulations are revised, this could potentially have a material adverse effect on our business operations and earnings.

(10)Concentrated on a Limited Number of Customers

Sales to EPCOs account for the majority of J-POWER's operating revenues. We expect EPCOs to remain our most important customers going forward, and accordingly, our earnings could potentially be affected by EPCOs' market share trends in the retail electricity market.

CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Mar. 31, 2005	As of Mar. 31, 2004	Increase / decrease
(Assets)			
Property, Plant and Equipment	1,890,001	1,945,140	△ 55,139
Power plants	1,547,374	1,623,367	△ 75,993
Hydroelectric power production facilities	499,017	506,703	△ 7,686
Thermal power production facilities	686,072	746,203	△ 60,130
Internal combustion power generation facilities	10,071	—	10,071
Transmission facilities	276,661	289,771	△ 13,110
Transformation facilities	41,605	43,795	△ 2,190
Communication facilities	9,985	10,983	△ 998
General facilities	23,961	25,909	△ 1,948
Other property, plant & equipment	27,877	28,982	△ 1,104
Construction in progress	170,613	160,832	9,781
Investments and other assets	144,135	131,958	12,177
Long-term investments	95,031	86,081	8,950
Deferred tax assets	46,150	44,270	1,880
Other investments	2,954	1,688	1,266
Allowance for doubtful accounts	△ 1	△ 81	80
Current assets	131,654	130,967	687
Cash and bank deposits	30,351	27,804	2,547
Notes and accounts receivable	52,150	49,722	2,427
Short-term investments	1,551	7,918	△ 6,366
Inventories	13,158	11,750	1,407
Deferred tax assets	5,083	4,943	140
Other current assets	29,383	28,844	538
Allowance for doubtful accounts	△ 24	△ 17	△ 7
Total assets	2,021,655	2,076,107	△ 54,452

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Mar. 31, 2005	As of Mar. 31, 2004	Increase / decrease
(Liabilities, Minority Interests and Shareholders' Equity)			
Long-term liabilities	1,286,912	1,510,088	△ 223,176
Bond	591,171	829,751	△ 238,580
Long-term loans	639,929	625,116	14,813
Accrued employee retirement benefits	45,729	49,546	△ 3,817
Other allowances	460	404	56
Deferred tax liabilities	314	254	59
Other long-term liabilities	9,307	5,014	4,292
Current liabilities	340,405	205,165	135,240
Current portion of long-term debt and other	111,163	57,595	53,567
Short-term loans	50,750	40,466	10,284
Commercial paper	105,000	40,000	65,000
Notes and accounts payable	11,053	12,776	△ 1,722
Income and other taxes payable	21,783	14,515	7,267
Other allowances	90	95	△ 5
Deferred tax liability	0	1	△0
Other current liabilities	40,562	39,713	848
Reserves under special laws	1,798	689	1,108
Reserve for fluctuation in water levels	1,798	689	1,108
Total liabilities	1,629,115	1,715,943	△ 86,827
Minority interests	1,212	519	693
(Shareholders' equity)			
Common stock	152,449	152,449	—
Capital surplus	81,849	81,849	—
Retained earnings	152,121	123,213	28,907
Unrealized gain on other securities	6,207	3,738	2,469
Foreign currency translation adjustments	△ 1,299	△ 1,605	306
Treasury stock	△ 1	—	△ 1
Total shareholders' equity	391,327	359,645	31,681
Total Liabilities, Minority Interests and Shareholders' Equity	2,021,655	2,076,107	△ 54,452

(Note) Figures less than one million yen have been rounded off.

CONSOLIDATED STATEMENTS OF INCOME

(Unit: millions of yen)

	Year ended Mar. 31, 2005	Year ended Mar. 31, 2004	Increase / decrease
(Revenues)			
Operating revenues	594,375	569,854	24,520
Electric power	547,960	522,922	25,037
Other	46,414	46,931	△ 517
Non-operating revenues	3,880	4,067	△ 187
Dividend income	1,241	912	329
Interest income	846	794	51
Equity income of affiliates	—	804	△ 804
Other	1,792	1,556	236
Total Ordinary Revenues	598,255	573,921	24,333
(Expenses)			
Operating expenses	482,489	437,715	44,773
Electric power	431,678	386,463	45,214
Other	50,810	51,251	△ 440
(Operating income)	(111,885)	(132,138)	(△ 20,252)
Non-operating expenses	58,673	91,759	△ 33,086
Interest expenses	50,881	83,519	△ 32,637
Investment loss on equity method	1,311	—	1,311
Other	6,479	8,239	△ 1,759
Total Ordinary Expenses	541,162	529,475	11,687
Ordinary income	57,093	44,446	12,646
(Provision for) reversal of reserve for fluctuation in water levels	1,108	689	419
Income before income taxes and minority interests	55,984	43,757	12,227
Income taxes - current	22,909	16,222	6,686
Income taxes - deferred	△ 2,511	△ 309	△ 2,202
Minority interests or losses	27	220	△ 193
Net income	35,559	27,623	7,936

(Note) Figures less than one million yen have been rounded off.

STATEMENT OF RETAINED EARNINGS

(Unit: millions of yen)

	Year ended Mar. 31, 2005	Year ended Mar. 31, 2004
(Capital surplus)		
Capital surplus at beginning of year	81,849	—
Increase in capital surplus	—	81,849
Issuance of common stock	—	81,849
Capital surplus at end of interim period	81,849	81,849
(Retained earnings)		
Retained earnings at beginning of year	123,213	99,528
Increase in retained earnings	35,870	28,073
Net income	35,559	27,623
Increase in retained earnings due to increase in consolidated subsidiaries	137	0
Increase due to the addition of affiliates accounted for by the equity method	173	—
Increase due to equity-method changes	—	449
Decrease in retained earnings	6,962	4,388
Dividends	5,410	4,236
Bonuses to directors and statutory auditors	132	152
Decrease in retained earnings due to increase in consolidated subsidiaries	1,420	—
Retained earnings at end of period	152,121	123,213

(Note) Figures less than one million yen have been rounded off.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unit: millions of yen)

	Year ended Mar. 31, 2005	Year ended Mar. 31, 2004	Increase / Decrease
Cash flows from operating activities:			
Income before income taxes and minority interests	55,984	43,757	12,227
Depreciation	125,339	131,380	△ 6,040
Loss on impairment of fixed assets	1,959	–	1,959
Loss on disposal of property, plant and equipment	3,748	2,464	1,283
(Decrease) increase in accrued employee's retirement benefits	△ 3,817	407	△ 4,225
Increase in reserve for fluctuation in water levels	1,108	689	419
Interest and dividends	△ 2,087	△ 1,707	△ 380
Interest expenses	50,881	83,519	△ 32,637
(Increase) decrease in notes and accounts receivable	△ 2,874	94	△ 2,968
(Increase) in inventories	△ 1,471	△ 326	△ 1,145
Increase in notes and accounts payable	1,151	4,406	△ 3,254
Investment loss (profit) on equity method	1,311	△ 804	2,115
Loss from sale of fixed asset	303	49	253
Others	6,504	23,639	△ 17,135
Sub-total	238,042	287,572	△ 49,530
Interest and dividends received	1,857	1,323	534
Interest paid	△ 51,940	△ 87,223	35,282
Income taxes paid	△ 15,322	△ 21,724	6,401
Net cash provided by operating activities	172,637	179,948	△ 7,311
Cash flows from investing activities:			
Payments for purchase of property, plant and equipment	△ 57,825	△ 52,337	△ 5,487
Proceeds from constructions grants	4,386	3,124	1,262
Proceeds from sales of property, plant and equipment	543	258	284
Payments for investments and advances	△ 19,952	△ 22,250	2,297
Proceeds from collections of investments and advances	13,678	7,056	6,621
Proceeds from cash and cash equivalents due to inclusion in consolidation	8	–	8
Others	△ 1,424	△ 359	△ 1,064
Net cash used in investing activities	△ 60,586	△ 64,507	3,921
Cash flows from financing activities:			
Proceeds from issuance of bonds	89,952	49,988	39,964
Redemption of bonds	△ 279,910	△ 45,010	△ 234,900
Proceeds from long-term loans	73,600	166,035	△ 92,434
Repayment of long-term loans	△ 64,497	△ 499,603	435,105
Proceeds from short-term loans	198,485	239,730	△ 41,245
Repayment of short-term loans	△ 188,902	△ 256,087	67,185
Proceeds from issuance of commercial paper	348,994	83,998	264,995
Redemption of commercial paper	△ 284,000	△ 44,000	△ 240,000
Issuance of common stock	–	163,115	△ 163,115
Payments for purchase of consolidated subsidiary's equity	–	△ 1,439	1,439
Dividends paid	△ 5,410	△ 4,236	△ 1,174
Dividends paid to minority interests	△ 108	△ 7	△ 100
Others	△ 1	–	△ 1
Net cash used in financing activities	△ 111,798	△ 147,516	35,717
Foreign currency translation adjustments on cash and cash equivalents	17	△ 184	202
Net (decrease) increase in cash and cash equivalents	270	△ 32,260	32,530
Cash and cash equivalents at beginning of year	27,673	59,787	△ 32,113
Increase in cash from the addition of consolidated subsidiaries	2,276	147	2,129
Cash and cash equivalents at end of the period	30,221	27,673	2,547

(Note) Figures less than one million yen have been rounded off.

Segment Information

(1)Business Segments

Fiscal 2004 (April 1, 2004 – March 31, 2005) (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
I Sales and operating revenues					
Sales					
(1) Sales to customers	547,960	46,414	549,375	–	594,375
(2) Intersegment sales					
Sales and transfers	1,388	207,569	208,958	(208,958)	–
Total sales	549,348	253,984	803,333	(208,958)	594,375
Operating expenses	450,078	241,957	692,036	(209,547)	482,489
Operating income	99,270	12,026	111,296	589	111,885
II Assets, depreciation, and capital expenditures					
Assets	1,990,431	114,946	2,105,377	(83,722)	2,021,655
Depreciation	125,371	3,322	128,693	(3,354)	125,339
Impairment losses	1,347	611	1,959	–	1,959
Capital expenditures	50,454	3,962	54,417	(3,492)	50,925

Fiscal 2003 (April 1, 2003 – March 31, 2004) (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
I Sales and operating revenues					
Sales					
(1) Sales to customers	522,922	46,931	569,854	–	569,854
(2) Intersegment sales					
Sales and transfers	527	150,047	150,575	(150,575)	–
Total sales	523,450	196,978	720,429	(150,575)	569,854
Operating expenses	404,046	184,193	588,239	(150,524)	437,715
Operating income	119,404	12,785	132,189	(50)	132,138
II Assets, depreciation, and capital expenditures					
Assets	2,015,716	115,443	2,131,159	(55,051)	2,076,107
Depreciation	131,869	3,001	134,870	(3,489)	131,380
Capital expenditures	44,896	3,837	48,733	(2,531)	46,202

(2)Geographic segments

Since the proportion of the Company's business that is conducted in Japan accounts for more than 90% of the Company's total revenues,geographic segment information is not presented.

(3)Overseas revenues

Overseas revenues are omitted because revenues from foreign countries account for less than 10% of the Company's total revenues.

[Appendix 1]

Revenues and Expenses (Consolidated)

(Unit: millions of yen)

	Year ended Mar. 31, 2005 (A)	Year ended Mar. 31, 2004 (B)	(A) – (B)	(A / B)
	million yen	million yen	million yen	%
Operating revenues	594,375	569,854	24,520	104.3
Electric power operating revenues	547,960	522,922	25,037	104.8
Electric power sales to other companies	485,014	457,951	27,063	105.9
Wholesale power business	476,335	453,478	22,856	105.0
Hydro	137,106	135,758	1,347	101.0
Thermal	339,228	317,719	21,508	106.8
Other electric power businesses	8,679	4,472	4,207	194.1
Transmission revenues	61,194	63,398	△ 2,204	96.5
Other electricity revenues	1,751	1,573	178	111.3
Other operating revenues	46,414	46,931	△ 517	98.9
Non-operating revenues	3,880	4,067	△ 187	95.4
Dividend income	1,241	912	329	136.1
Interest income	846	794	51	106.5
Equity income of affiliates	—	804	△ 804	—
Other	1,792	1,556	236	115.2
Total Ordinary Revenues	598,255	573,921	24,333	104.2
Operating expenses	482,489	437,715	44,773	110.2
Electric power operating expenses	431,678	386,463	45,214	111.7
Personnel expenses	33,764	42,220	△ 8,455	80.0
Fuel cost	116,622	85,927	30,695	135.7
Repair expense	47,452	28,652	18,800	165.6
Consignment cost	34,000	26,193	7,806	129.8
Taxes and duties	24,974	23,984	990	104.1
Depreciation and amortization cost	122,016	128,395	△ 6,378	95.0
Other	52,846	51,089	1,756	103.4
Other operating expenses	50,810	51,251	△ 440	99.1
Non-operating expenses	58,673	91,759	△ 33,086	63.9
Financial expenses	50,881	83,519	△ 32,637	60.9
Investment loss on equity method	1,311	—	1,311	—
Other	6,479	8,239	△ 1,759	78.6
Total Ordinary Expenses	541,162	529,475	11,687	102.2
Ordinary income	57,093	44,446	12,646	128.5
(Provision for)reversal of reserve for fluctuation in water level	1,108	689	419	160.8
Income before income taxes and minority interests	55,984	43,757	12,227	127.9
Income taxes—current	22,909	16,222	6,686	141.2
Income taxes – deferred	△ 2,511	△ 309	△ 2,202	810.8
Minority interests or losses	27	220	△ 193	12.3
Net Income	35,559	27,623	7,936	128.7

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units: thousand kW)

	Year ended Mar. 31, 2005 (A)	Year ended Mar. 31, 2004 (B)	(A)-(B)
Wholesale power business	16,375	16,375	—
Hydroelectric	8,551	8,551	—
Thermal	7,824	7,824	—
Other electric power businesses(1)	375	134	241
Total	16,750	16,509	241

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co.,Ltd.,Green Power Aso Co.,Ltd.,J-Wind TAHARA Ltd.,and Dream-Up Tomamae Co., Ltd.

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Year ended Mar. 31, 2005 (A)		Year ended Mar. 31, 2004 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Wholesale power business	60,517	476,335	58,787	453,478	1,730	22,856
Hydroelectric	11,172	137,106	10,850	135,758	322	1,347
Thermal	49,345	339,228	47,937	317,719	1,408	21,508
Other electric power businesses(1)	965	8,679	517	4,472	448	4,207
Subtotal	61,482	485,014	59,304	457,951	2,178	27,063
Transmission	—	61,194	—	63,398	—	△2,204
Total	61,482	546,209	59,304	521,349	2,178	24,859

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co.,Ltd.,Green Power Aso Co.,Ltd.,J-Wind TAHARA Ltd.,and Dream-Up Tomamae Co., Ltd.

(3) Result of water supply rate (Units: %)

	Year ended Mar. 31, 2005 (A)	Year ended Mar. 31, 2004 (B)	(A)-(B)
Water supply rate	118	109	9

(Summary English translation)

Non-Consolidated Financial Statements (Unaudited)

(for the Year Ended March 31, 2005)

May 13, 2005

Electric Power Development Co., Ltd. (J-POWER)
Address : 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange : Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211
Interim dividends system : Yes
Adoption of the unit stock system : Yes (unit : 100 shares)

1. *Business Performance (From April 1, 2004 to March 31, 2005)*

(1) Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues		Operating Income		Ordinary Income	
	Unit : million yen	%	Unit : million yen	%	Unit : million yen	%
Year ended Mar.31, 2005	546,702	(4.6)	98,738	(△16.9)	47,415	(41.4)
Year ended Mar.31, 2004	522,595	(△ 4.3)	118,788	(△ 4.7)	33,522	(22.9)

	Net Income		Net Income per Share	Fully Diluted Net Income per Share
	Unit : million yen	%	yen	yen
Year ended Mar.31, 2005	31,266	(44.0)	224.89	—
Year ended Mar.31, 2004	21,718	(26.8)	240.25	—

	Net Income/ Shareholder's Equity	Ordinary Income / Total Assets	Ordinary Income / Operating Revenues
	%	%	%
Year ended Mar.31, 2005	8.8	2.4	8.7
Year ended Mar.31, 2004	8.8	1.6	6.4

(Notes)

① Average number of shares outstanding :
Year ended Mar.31, 2005 : 138,807,912 shares Year ended Mar.31, 2004 : 90,167,869 shares

② Changes in accounting methods : Yes (Early adoption of a new accounting standard for the impairment of fixed assets)

③ Figures in brackets are changes in percentage from the previous periods.

(2) Dividends

	Annual cash Dividends per Share			Annual Dividends	Payout Ratio	Dividends/ Shareholder's Equity
		Interim	Year-end			
	yen	yen	yen	million yen	%	%
Year ended Mar.31, 2005	60.00	—	60.00	8,328	26.7	2.3
Year ended Mar.31, 2004	60.00	—	60.00	5,410	16.2	1.6

(3) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit : million yen	Unit : million yen	%	yen
Year ended Mar.31, 2005	1,949,660	370,137	19.0	2,666.19
Year ended Mar.31, 2004	2,004,703	338,336	16.9	2,437.04

(Notes)

① Number of shares outstanding :
Year ended Mar.31, 2005 : 138,807,519 shares Year ended Mar.31, 2004 : 138,808,000 shares

② Number of treasury stock :
Year ended Mar.31, 2005 : 481 shares Year ended Mar.31, 2004 : — shares

2. Forecast for the Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Six months ending Sep.30,2005	approximately 263,000	approximately 29,000	approximately 19,000
Year ending Mar.31, 2006	approximately 525,000	approximately 43,000	approximately 28,000

	Annual cash Dividends per Share		
	interim	Year-end	
	yen	yen	yen
Six months ending Sep.30,2005	30.00	—	—
Year ending Mar.31, 2006	—	30.00	60.00

(Reference) Projected net income per share (Annual) : approximately 201.72 yen

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

NON-CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Mar. 31, 2005	As of Mar. 31, 2004	Increase / decrease
(Assets)			
Property, Plant and Equipment	1,856,227	1,918,851	△ 62,623
Power plants	1,545,226	1,644,724	△ 99,498
Hydroelectric power production facilities	494,625	515,781	△ 21,155
Thermal power production facilities	691,781	751,760	△ 59,978
Transmission facilities	280,726	293,841	△ 13,114
Transformation facilities	42,733	44,870	△ 2,136
Communication facilities	10,748	11,811	△ 1,062
General facilities	24,609	26,659	△ 2,049
Incidental business-related property, plant & equipment	399	35	363
Non-operating property, plant & equipment	513	—	513
Construction in progress	174,187	164,696	9,491
Investments and other assets	135,901	109,395	26,505
Long-term investments	43,186	37,233	5,953
Long-term investments in affiliated Companies	63,263	45,205	18,057
Long-term prepaid expenses	2,730	1,659	1,070
Deferred tax assets	26,721	25,296	1,424
Current assets	93,432	85,852	7,580
Cash and bank deposits	7,505	6,299	1,206
Acceptance receivable	—	3	△ 3
Accounts receivable	47,207	44,877	2,329
Accrued income	6,667	3,839	2,827
Short-term investments	—	7,281	△ 7,281
Inventories	11,999	8,167	3,832
Prepaid expenses	1,122	1,005	117
Short-term loans to affiliated Companies	7,142	2,246	4,896
Deferred tax assets	3,346	3,068	277
Other current assets	8,440	9,061	△ 621
Total assets	1,949,660	2,004,703	△ 55,043

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Mar. 31, 2005	As of Mar. 31, 2004	Increase / decrease
(Liabilities)			
Long-term liabilities	1,253,566	1,487,194	△ 233,627
Bond	591,171	829,751	△ 238,580
Long-term loans	619,495	614,784	4,710
Long-term accrued liabilities	956	1,092	△ 136
Accrued employee retirement benefits	34,409	38,237	△ 3,827
Other long-term liabilities	7,533	3,328	4,205
Current liabilities	324,157	178,484	145,673
Current portion of long-term debt and other	107,593	54,960	52,633
Short-term loans	47,000	38,600	8,400
Commercial paper	105,000	40,000	65,000
Accounts payable	3,446	1,853	1,593
Accrued accounts	4,309	4,473	△ 164
Accrued expenses	10,994	12,845	△ 1,851
Income and other taxes payable	18,708	8,994	9,714
Deposits received	236	487	△ 250
Short-term debt to affiliated companies	24,857	15,171	9,686
Advances received	399	423	△ 24
Other current liabilities	1,610	674	936
Reserves under special laws	1,798	689	1,108
Reserve for fluctuation in water levels	1,798	689	1,108
Total liabilities	1,579,522	1,666,367	△ 86,845
(Shareholders' equity)			
Common stock	152,449	152,449	—
Capital surplus	81,852	81,849	2
Additional paid-in capital	81,852	81,849	2
Retained earnings	129,979	100,683	29,296
Legal reserve	6,029	5,999	30
Voluntary reserve	74,887	57,022	17,865
Reserve for loss from overseas investment, etc.	51	51	—
Reserve for special disaster	14	10	4
Exchange-fluctuation preparation reserve	1,960	1,960	—
General reserve	72,861	55,000	17,861
Unappropriated retained earnings at the end of the term	49,062	37,661	11,400
Unrealized gain on securities	5,858	3,353	2,504
Treasury stock	△ 1	—	△ 1
Total shareholders' equity	370,137	338,336	31,801
Total Liabilities and Shareholders' Equity	1,949,660	2,004,703	△ 55,043

(Note) Figures less than one million yen have been rounded off.

NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: millions of yen)

	Year ended Mar. 31, 2005	Year ended Mar. 31, 2004	Increase / decrease
Ordinary revenues			
Operating revenues	546,702	522,595	24,107
Electric power	540,665	518,978	21,687
Electric power sales to other companies	476,335	453,478	22,856
Transmission revenues	61,194	63,398	△ 2,204
Other electricity revenues	3,136	2,100	1,035
Incidental business revenues	6,037	3,617	2,419
Consulting business	3,375	3,028	346
Coal sales business	2,473	496	1,977
Other incidental business	188	91	96
Non-operating revenues	3,871	2,839	1,031
Financial revenues	2,683	1,788	894
Dividend income	1,841	1,077	763
Interest income	842	711	130
Non-business revenues	1,187	1,050	137
Gain on sale of fixed assets	16	18	△ 2
Other	1,171	1,031	139
Total ordinary revenues	550,573	525,434	25,138
Ordinary expenses			
Operating expenses	447,964	403,807	44,157
Electric power	442,754	400,754	42,000
Hydroelectric power production expenses	68,883	64,292	4,591
Thermal power production expenses	262,271	226,968	35,303
Transmission expenses	32,391	32,529	△ 137
Transformation expenses	7,577	7,711	△ 134
Selling expenses	948	922	25
Communication expenses	5,384	4,880	504
General and administrative expenses	58,229	56,662	1,567
Enterprise tax	7,067	6,787	279
Incidental business expenses	5,210	3,053	2,157
Consulting business	2,629	2,457	172
Coal sales business	2,315	448	1,867
Other incidental business	264	147	117
(Operating income)	(98,738)	(118,788)	(△ 20,050)
Non-operating expenses	55,193	88,104	△ 32,910
Financial expenses	51,044	84,024	△ 32,980
Interest expenses	50,374	83,236	△ 32,861
Amortization of stock issue expenses	—	583	△ 583
Amortization of bond issue expenses	621	192	428
Amortization of bond issue discount	48	12	36
Non-business expenses	4,149	4,080	69
Loss on sale of fixed assets	23	10	13
Other	4,126	4,069	56
Total ordinary expenses	503,158	491,911	11,246
Ordinary income	47,415	33,522	13,892
(Provision for) reversal of reserve for fluctuation in water levels	1,108	689	419
Income before income taxes	46,306	32,833	13,473
Income taxes - current	18,151	10,592	7,559
Income taxes - deferred	△ 3,111	522	△ 3,633
Net income	31,266	21,718	9,547
Retained earnings brought from previous term	17,190	15,942	1,248
Unappropriated retained earnings	49,062	37,661	11,400

(Note) ① Figures less than one million yen have been rounded off.
② Unappropriated retained earnings at the end of fiscal 2004 include ¥604 million in unappropriated retained earnings at Denpatsu Holding Company Ltd., which was absorbed on April 1, 2004.

Proposed Appropriation of Retained Earnings

(Unit:million yen)

	Year ended Mar.31,2005	Year ended Mar.31,2004
Retained earnings	49,062	37,661
Transfer from the reserve for losses on overseas investment	0	—
Total	49,062	37,661
Approriations are made as follows		
Dividends (¥60 per share)	8,328	5,410
Bonuses to directors and cororate auditors	50	55
(to corporate auditors)	(6)	(6)
Transfer from the reserve for overseas investment	5	—
Reserve for special disasters	4	4
General reserve	20,000	15,000
Balance to be carried forward	20,673	17,190

[Appendix 1]

Revenues and Expenses (Non-Consolidated)

	Year ended Mar.31 2005 (A)	Year ended Mar.31 2004 (B)	(A) - (B)	(A/B)	Percentage of total (A)	Percentage of total (B)
	million yen	million yen	million yen	%	%	%
Ordinary revenues						
Operating revenues	546,702	522,595	24,107	104.6	99.3	99.5
Electric power sales to other companies	476,335	453,478	22,856	105.0	86.5	86.3
Hydro	137,106	135,758	1,347	101.0	24.9	25.8
Thermal	339,228	317,719	21,508	106.8	61.6	60.5
Transmission revenues	61,194	63,398	△ 2,204	96.5	11.1	12.1
Other electricity revenues	3,136	2,100	1,035	149.3	0.6	0.4
Incidential business revenues	6,037	3,617	2,419	166.9	1.1	0.7
Non-operating revenues	3,871	2,839	1,031	136.3	0.7	0.5
Total	550,573	525,434	25,138	104.8	100.0	100.0
Ordinary expenses						
Operating expenses	447,964	403,807	44,157	110.9	89.0	82.1
Personnel expenses	33,823	43,461	△ 9,638	77.8	6.7	8.8
Fuel cost	115,838	87,435	28,402	132.5	23.0	17.8
Repair expense	52,018	30,874	21,143	168.5	10.4	6.3
Taxes and duties	29,945	29,182	763	102.6	6.0	5.9
Depreciation and amortization cost	122,825	130,376	△ 7,550	94.2	24.4	26.5
Other	88,302	79,422	8,879	111.2	17.5	16.2
Incidential business expenses	5,210	3,053	2,157	170.7	1.0	0.6
Non-operating expenses	55,193	88,104	△ 32,910	62.6	11.0	17.9
Financial expenses	51,044	84,024	△ 32,980	60.7	10.2	17.1
Other	4,149	4,080	69	101.7	0.8	0.8
Total	503,158	491,911	11,246	102.3	100.0	100.0
Ordinary income	47,415	33,522	13,892	141.4		
(Provision for) reversal of reserve for fluctuation in water levels	1,108	689	419	160.8		
Income before income taxes	46,306	32,833	13,473	141.0		
Income taxes	15,039	11,114	3,925	135.3		
current	18,151	10,592	7,559	171.4		
deferred	△ 3,111	522	△ 3,633	△596.1		
Net Income	31,266	21,718	9,547	144.0		

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units : thousand kW)

	Year ended Mar. 31, 2005 (A)	Year ended Mar. 31, 2004 (B)	(A)-(B)
Hydroelectric	8,551	8,551	—
Thermal	7,824	7,824	—
Total	16,375	16,375	—

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Year ended Mar. 31, 2005 (A)		Year ended Mar. 31, 2004 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Hydroelectric	11,172	137,106	10,850	135,758	322	1,347
Thermal	49,345	339,228	47,937	317,719	1,408	21,508
Subtotal	60,517	476,335	58,787	453,478	1,730	21,856
Transmission	—	61,194	—	63,398	—	△2,204
Total	60,517	537,529	58,787	516,877	1,730	20,652

(3) Results of water supply rate (Units: %)

	Year ended Mar. 31, 2005 (A)	Year ended Mar. 31, 2004 (B)	(A)-(B)
Water supply rate	118	109	9

(Summary English translation)

May 25, 2005

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 10th corporate bond (10-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with Nomura Securities Co., Ltd. and Daiwa Securities SMBC Co. Ltd., acting as Joint Lead Managers, in connection with the J-POWER's 10th corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 10th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	30 billion Yen
3. Date of issue	June 7, 2005
4. Coupon rate	1.33% of par value per annum
5. Issue price	99.97 yen per par value of 100 yen
6. Interest payment date	Every March 20 and September 20
7. Redemption date	March 20, 2015 (10-year period: bullet maturity)
8. Denomination value	100 million yen
9. Schedule	
Announcement date	May 25, 2005(Wed)
Offering period	May 25, 2005(Wed)
Payment due date	June 7, 2005(Tue)

(Summary English translation)

May 25, 2005

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 11th corporate bond (20-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with Nomura Securities Co., Ltd. and Daiwa Securities SMBC Co.Ltd., acting as Joint Lead Managers, in connection with the J-POWER's 11th corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 11th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	20 billion Yen
3. Date of issue	June 7, 2005
4. Coupon rate	2.05% of par value per annum
5. Issue price	100 yen per par value of 100 yen
6. Interest payment date	Every March 20 and September 20
7. Redemption date	March 19, 2025 (20-year period: bullet maturity)
8. Denomination value	100 million yen
9. Schedule	
Announcement date	May 25, 2005(Wed)
Offering period	May 25, 2005(Wed)
Payment due date	June 7, 2005(Tue)